SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BROADCOM CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

BROADCOM CORPORATION
(NAME OF FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE CLASS A OR CLASS B COMMON STOCK,
PAR VALUE $0.0001 PER SHARE,
HAVING AN EXERCISE PRICE PER SHARE OF $23.58 OR MORE
(TITLE OF CLASS OF SECURITIES)

111320 10 7
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

DAVID A. DULL, ESQ.
VICE PRESIDENT OF BUSINESS AFFAIRS,
GENERAL COUNSEL AND SECRETARY
BROADCOM CORPORATION
16215 ALTON PARKWAY
IRVINE, CALIFORNIA 92618-3616
(949) 450-8700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF FILING PERSON)

COPY TO:
ROD J. HOWARD, ESQ.
WEIL, GOTSHAL & MANGES LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CALIFORNIA 94065
(650) 802-3000

S. JAMES DIBERNARDO, ESQ.
MORGAN LEWIS & BOCKIUS LLP
2000 UNIVERSITY AVENUE
EAST PALO ALTO, CALIFORNIA 94303
(650) 331-8000

TABLE OF CONTENTS

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Introductory Statement

This Amendment No. 5 (this “Amendment”) amends Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2003, as amended (the “Schedule TO”). Due to a tabulation error, the aggregate number of options to purchase shares of the Company’s Class A common stock and Class B common stock that were accepted for exchange and cancellation on May 5, 2003 was inadvertently under-reported by 9,145 options on Amendment No. 3. As a result, the figures contained in Amendment No. 3 were incorrect and Item 4(a) of the Schedule TO as amended and supplemented by Amendment No. 3 is hereby deleted in its entirety and the following substituted in its place:

The Offer made pursuant to the Schedule TO expired at 6:00 p.m., Pacific Time on May 5, 2003. On the same date, the Company accepted for exchange and cancellation options to purchase 52,728,868 shares of the Company’s Class A common stock and Class B common stock representing 92.1% of the options subject to the Offer. Vested options covering an aggregate of 32,642,634 shares were tendered and cancelled, and the Company issued in exchange an aggregate of 8,574,033 New Shares to the holders of tendered vested options. Unvested options covering an aggregate of 20,086,234 shares were also tendered and cancelled, and pursuant to the terms and subject to the conditions of the Offer, the Company expects to grant New Options covering approximately 19,039,280 shares of its Class A common stock in exchange for those tendered unvested options. The New Options will be granted on a date to be determined by the Company that will be no earlier than November 6, 2003 and no later than December 31, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule TO is true, complete and correct.

Broadcom Corporation

By: /s/ BRUCE E. KIDDOO

Bruce E. Kiddoo
Vice President and Corporate Controller (Principal Accounting Officer)

Date: May 15, 2003

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INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(1)	Offer to Exchange, dated April 7, 2003.

(a)(2)(1)	Form of Letter of Transmittal.

(a)(3)(1)	Letter to Employees, dated April 7, 2003.

(a)(4)(1)	Enclosure Letter to Letter of Transmittal, dated April 7, 2003.

(a)(5)(1)	Form of Acknowledgement of Receipt of Letter of Transmittal.

(a)(6)(1)	Web Modeling Tool Posted on Broadcom’s intranet.

(a)(7)(1)	Broadcom Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2003, is incorporated herein by reference.

(a)(8)(1)	Press Release, dated April 7, 2003.

(a)(9)(2)	Press Release, dated April 16, 2003, is incorporated herein by reference from Exhibit 99.1 furnished to the Commission on the Company’s Current Report on Form 8-K filed on April 16, 2003.

(a)(10)(3)	E-mail to Employees, dated May 1, 2003.

(a)(11)(3)	Form of Reminder of Expiration Date.

(a)(12)(3)	Form of Reminder of Expiration Date.

(a)(13)(4)	E-mail to Employees, dated May 7, 2003.

(a)(14)(5)	Form of Individual Summary (Cashier’s Check).

(a)(15)(5)	Form of Individual Summary (Block Trade).

(a)(16)(5)	Form of Cancellation of Options for Belgium Employees.

(b)	Not applicable.

(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 21, 2003, is incorporated herein by reference from Exhibit 10.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 31, 2003.

(d)(2)	Form of Cancellation/Regrant Program Notice of Grant of Stock Option under the Broadcom Corporation 1998 Stock Incentive Plan is incorporated herein by reference from the like numbered exhibit of the Company’s Schedule TO filed with the Commission on May 24, 2001.

(d)(3)	Form of Cancellation/Regrant Program Non-Exempt Employee Notice of Grant of Stock Option under the Broadcom Corporation 1998 Stock Incentive Plan is incorporated herein by reference from the like numbered exhibit of the Company’s Schedule TO filed with the Commission on May 24, 2001.

(d)(4)	Form of Cancellation/Regrant Program Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan is incorporated herein by reference from the like numbered exhibit of the Company’s Schedule TO filed with the Commission on May 24, 2001.

(d)(5)	Form of Cancellation/Regrant Program Non-Exempt Employee Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan is incorporated herein by reference from the like numbered exhibit of the Company’s Schedule TO filed with the Commission on May 24, 2001.

(d)(6)	Allayer Communications 1997 Equity Incentive Plan, as amended, is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on January 10, 2001.

(d)(7)	Altima Communications, Inc. 1997 Stock Option Plan, as amended, is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on November 2, 2000.

(d)(8)	AltoCom, Inc. 1997 Stock Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on September 23, 1999.

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EXHIBIT
NUMBER	DESCRIPTION

(d)(9)	BlueSteel Networks, Inc. 1999 Stock Incentive Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on March 23, 2000.

(d)(10)	Element 14 Unapproved Share Option Scheme is incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed with the Commission on December 11, 2000.

(d)(11)	Epigram, Inc. 1996 Stock Plan, as amended, is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on June 9, 1999.

(d)(12)	Innovent Systems, Inc. 2000 Stock Option/Stock Issuance Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on November 2, 2000.

(d)(13)	NewPort Communications, Inc. 1998 Stock Option/Stock Issuance Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on November 9, 2000.

(d)(14)	Pivotal Technologies Corp. 1998 Stock Option Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on July 10, 2000.

(d)(15)	Puyallup Integrated Circuit Company Amended and Restated 1996 Stock Option Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on November 2, 2000.

(d)(16)	ServerWorks Corporation 2000 Long Term Incentive Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on April 6, 2001.

(d)(17)	ServerWorks Corporation Stock Option Plan 1.1, as amended and restated, is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on April 6, 2001.

(d)(18)	SiByte, Inc. 1998 Stock Incentive Plan, as amended, is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on January 10, 2001.

(d)(19)	SiByte, Inc. 2000 Key Employee Stock Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on January 10, 2001.

(d)(20)	Silicon Spice Inc. 1996 Stock Option Plan (as amended through February 29, 2000) is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on November 9, 2000.

(d)(21)	Stellar Semiconductor, Inc. 1997 Stock Option/Stock Issuance Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on March 23, 2000.

(d)(22)	Stellar Semiconductor, Inc. 1999 Equity Incentive Plan is incorporated herein by reference to the Company’s registration statement on Form S-8 filed with the Commission on March 23, 2000.

(d)(23)	Merger Agreement and Plan of Reorganization by and among the Company, RCC Acquisition Corp., Reliance Computer Corp., and the other parties signatory thereto dated as of January 5, 2001 is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 31, 2001.

(d)(24)(2)†	Services Agreement for Stock Benefits Management Services dated as of March 21, 2003 by and between UBS PaineWebber, Inc. and the Company.

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed with the Company’s Schedule TO filed with the Commission April 7, 2003.

(2)	Previously filed with Amendment No. 1 to the Company’s Schedule TO filed with the Commission on April 18, 2003.

(3)	Previously filed with Amendment No. 2 to the Company’s Schedule TO filed with the Commission on May 1, 2003.

(4)	Previously filed with Amendment No. 3 to the Company’s Schedule TO filed with the Commission on May 7, 2003.

(5)	Previously filed with Amendment No. 4 to the Company’s Schedule TO filed with the Commission on May 13, 2003.

†	Confidential treatment has been requested for certain portions of the referenced exhibit pursuant to Rule 24b-2.

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